Exhibit 21.1

                         Subsidiaries of the Registrant



BAK International, Ltd., incorporated under the laws of Hong Kong.

Shenzhen BAK Battery Co., Ltd., incorporated under the laws of the People's Republic of China and wholly owned subsidiary of BAK International, Ltd.

BAK Electronics (Shenzhen) Co., Ltd., incorporated under the laws of the People's Republic of China and wholly owned subsidiary of BAK International, Ltd.